================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 14D-1

             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                                       AND

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)


                                    QMS, INC.
                            (Name of Subject Company)


                           MINOLTA INVESTMENTS COMPANY
                                MINOLTA CO., LTD.
                                    (Bidders)


 COMMON STOCK, $.01 PAR VALUE                              74726G102
(Title of Class of Securities)             (CUSIP Number of Class of Securities)


       TOSHIHIRO KATAOKA                                 ALLEN A. HANS
       MINOLTA CO., LTD.                          MINOLTA INVESTMENTS COMPANY
  3-13, AZUCHI-MACHI 2-CHOME,                       C/O MINOLTA CORPORATION
CHUO-KU, OSAKA 541-8556, JAPAN                        101 WILLIAMS DRIVE
  TELEPHONE: (81) 6-6271-2251                       RAMSEY, NEW JERSEY 07446
  FACSIMILE: (81) 6-6266-1010

           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications of Behalf of Bidders)

                                    COPY TO:

                             STEPHEN M. BESEN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                            TELEPHONE: (212) 310-8000
                            FACSIMILE: (212) 310-8007


                                  JUNE 18, 1999
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


                         (Continued on following pages)
                               (Page 1 of 3 Pages)
================================================================================




C:\DATA\EDGAR\#684935 v2.rtf

                                  TENDER OFFER

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed on June 14, 1999 by Minolta Investments Company, a Delaware corporation ("Purchaser"), and Minolta Co., Ltd. ("Parent"), a Japanese corporation and the owner of all of the outstanding capital stock of Purchaser, relating to the offer by Purchaser to purchase 5,440,000 shares of common stock, par value $0.01 per share (the "Shares"), of QMS, Inc. (the "Company"), at $6.25 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated June 14, 1999, as amended hereby (as amended, the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto (which collectively constitute the "Offer").

ITEM 10.  ADDITIONAL INFORMATION

         The information set forth in Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

         The third to last paragraph of Item 14 of the Offer to Purchase is hereby deleted in its entirety and replaced by the foregoing:

         "The foregoing conditions are for the sole benefit of Parent and Purchaser and may be waived by Parent and Purchaser, in whole or in part, at any time and from time to time, in the reasonable discretion of Parent or Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time."

                                   SIGNATURES

         After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  June 23, 1999

                                      MINOLTA CO., LTD.

                                      By: /s/ Hiroshi Fujii
                                          ------------------------------------
                                          Name: Hiroshi Fujii
                                          Title: Director



                                      MINOLTA INVESTMENTS COMPANY

                                      By: /s/ Allen A. Hans
                                          ------------------------------------
                                          Name: Allen A. Hans
                                          Title: Vice President and Secretary





                                       3